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                                                                                          Exhibit 99(b)

                                Entergy Gulf States, Inc.
                  Computation of Ratios of Earnings to Fixed Charges and
           Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                             September 30,
                                                               1991      1992      1993      1994      1995      1996

Fixed charges, as defined:
  Interest on long-term debt                                  $201,335  $197,218  $172,494  $167,082  $181,994  $175,679
  Interest on notes payable                                     27,953    21,155    19,440    20,203       810       922
  Other interest                                                29,169    26,564    10,561     7,957     8,074     6,115
  Amortization of expense and premium on debt-net(cr)            1,999     3,479     8,104     8,892     9,346     9,156
  Interest applicable to rentals                                24,049    23,759    23,455    21,539    16,648    14,601
                                                              ----------------------------------------------------------
Total fixed charges, as defined                                284,505   272,175   234,054   225,673   216,872   206,473

Preferred dividends, as defined (a)                             90,146    69,617    65,299    52,210    44,651    42,625
                                                              ----------------------------------------------------------
Combined fixed charges and preferred dividends, as defined    $374,651  $341,792  $299,353  $277,883  $261,523  $249,098
                                                              ==========================================================
Earnings as defined:

Income (loss) from continuing operations before extraordinary items
  and the cumulative effect of accounting changes             $112,391  $139,413   $69,462  ($82,755) $122,919     ($718)
  Add:
    Income Taxes                                                48,250    55,860    58,016   (62,086)   63,244    71,595
    Fixed charges as above                                     284,505   272,175   234,054   225,673   216,872   206,473
                                                              ----------------------------------------------------------
Total earnings, as defined (b)                                $445,146  $467,448  $361,532   $80,832  $403,035  $277,350
                                                              ==========================================================
Ratio of earnings to fixed charges, as defined                    1.56      1.72      1.54      0.36      1.86      1.34
                                                              ==========================================================
Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                  1.19      1.37      1.21      0.29      1.54      1.11
                                                              ==========================================================

----------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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